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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Dec. 31, 2011	Year Ended Jan. 1, 2011	Year Ended Jan. 2, 2010	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007
Income before income tax expense	$76,804	$49,151	$28,665	$15,817	$28,465
Add:
Fixed charges	38,523	42,077	52,881	53,893	52,336

Income as adjusted	$115,327	$91,228	$81,546	$69,710	$80,801

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$36,675	$40,048	$50,973	$52,498	$50,919
Portion of rents representative of the interest factor	1,848	2,029	1,908	1,395	1,417

Fixed charges	$38,523	$42,077	$52,881	$53,893	$52,336

Ratio of earnings to fixed charges	3.0x	2.2x	1.5x	1.3x	1.5x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)